Exhibit 99.1

3710 – 33rd Street NW, Calgary, Alberta, Canada T2L 2M1
T + 1 403 455 7727 | xortx.com | TSXV / NASDAQ : XRTX

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the "Meeting") of the shareholders (the "Shareholders") of XORTX Therapeutics Inc. (the "Company") will be held at 3710 – 33rd Street NW, Calgary, Alberta, Canada T2L 2M1 at 10:00 a.m. (Calgary time), on Wednesday, October 25, 2023.

The Meeting is being called for the following purposes:

1.	To consider and vote on an ordinary resolution to amend the articles of the Company to provide for a consolidation of the Company's common shares on an up to nine (9) to one (1) basis, with such ratio to be determined at the discretion of the directors as more particularly described in the Management Information Circular of the Company dated September 20, 2023; and

2.	to transact such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

Particulars of the foregoing matters are set forth in the accompanying management information circular.

Only Shareholders of record at the close of business on September 12, 2023 (the “Record Date”) are entitled to notice of and to attend the Meeting or any adjournment or adjournments thereof and to vote thereat, unless, after the Record Date, a holder of record transfers his or her common shares in the capital of the Company ("Common Shares") and the transferee, upon producing properly endorsed share certificates or otherwise establishing that he or she owns such Common Shares, requests, not later than 10 days before the Meeting, that the transferee’s name be included in the list of shareholders entitled to vote such Common Shares, in which case such transferee shall be entitled to vote such Common Shares, as the case may be, at the Meeting.

DATED at Calgary, Alberta this 20th day of September, 2023.

BY ORDER OF THE BOARD OF DIRECTORS
“Anthony Giovinazzo”
Anthony Giovinazzo Chairman

A Shareholder may attend the Meeting in person or may be represented by proxy. Shareholders are requested to complete, date, sign and return the accompanying form of proxy for use at the Meeting or any adjournments or postponements thereof. To be effective, the enclosed form of proxy must be mailed, hand delivered, faxed or voted online or by telephone so as to reach or be deposited with TSX Trust Company at 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada, M5H 4H1, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the City of Toronto, Ontario) prior to the time set for the Meeting or any adjournments or postponements thereof.